Sub-Item 77D:  Policies with respect to security investments – Law

The Hartford Municipal Real Return Fund has revised its investment strategy to the strategy as set forth below.

PRINCIPAL INVESTMENT STRATEGY.  The Fund pursues its objective by investing primarily in securities that pay interest that is exempt from federal income tax and that the sub-adviser, Wellington Management Company, LLP (“Wellington Management”), considers to be attractive from a yield perspective while considering after-tax total return.  In order to maximize the Fund’s after-tax real return, the Fund will invest in inflation-linked securities or inflation-linked derivatives (such as forwards, options, futures contracts or swap agreements, including Consumer Price Index (CPI) swaps).  “Real return” equals total return less the estimated cost of inflation, generally measured by changes in an official inflation measure, such as the Consumer Price Index.  A significant portion of the Fund’s assets could be exposed to the effect of the Fund’s investments in inflation-linked derivatives, and is expected to range from 50% to 100%. The Fund may also utilize derivatives, including inverse floaters, to manage portfolio risk, to replicate securities the Fund could buy that are not currently available in the market or for other investment purposes.  The Fund may invest in variable rate bonds known as “inverse floaters” which pay interest at rates that bear an inverse relationship to changes in short-term market interest rates. The Fund has a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal securities the income from which is exempt from federal income tax; this policy cannot be changed without a shareholder vote.  The Fund primarily invests in tax-exempt obligations issued by states, territories, and possessions of the United States, and their political subdivisions, agencies and instrumentalities.  At least 80% of the tax-exempt obligations purchased by the Fund will be of “investment grade” quality.  The Fund may invest up to 20% of its assets in securities with income subject to federal income tax, including the Alternative Minimum Tax.

“Investment grade” quality means securities that are rated at the time of purchase within the four highest grades assigned by Moody’s (“Aaa”, “Aa”, “A” or “Baa”), or S&P (“AAA”, “AA”, “A” or “BBB”) or Fitch (“AAA”, “AA”, “A” or “BBB”), or will be unrated securities which are judged by Wellington Management to be of comparable quality to securities rated within these four highest categories.  The Fund may invest up to 20% of its total assets in non-investment grade debt securities.  Any security rated “Ba” or lower by Moody’s, “BB” or lower by S&P or “BB” or lower by Fitch, or securities which, if unrated, are determined by Wellington Management to be of comparable quality are below-investment-grade. Debt securities rated below-investment-grade are commonly referred to as “high yield - high risk” or “junk bonds”.  The average maturity of the Fund’s holdings may range from 5 to 30 years.

The sub-adviser, Wellington Management, combines top-down strategy with bottom-up fundamental research and comprehensive risk management within the municipal bond portfolio construction process. Bottom-up, internally generated, fundamental research attempts to identify relative value among sectors, within sectors, and between individual securities. Wellington Management will also implement an inflation hedge overlay using CPI swaps on 50% to 100% of fund assets.